Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

MUSSELWHITE MINE IS FIRST GOLD MINE IN CANADA TO RECEIVE
INTERNATIONAL CYANIDE MANAGEMENT CODE CERTIFICATION

Vancouver, British Columbia – February 2, 2010 – GOLDCORP INC. (GG:NYSE; G:TSX) announced today that the Musselwhite mine, located in north-western Ontario, Canada, has become the first gold mining operation in Canada to be fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (“the Cyanide Code”).  Musselwhite mine is an underground gold mine that produces approximately a quarter-million ounces of gold annually.

The Cyanide Code is a voluntary industry program for companies involved in the production of gold using cyanide.  It was developed under the auspices of the United Nations Environment Programme with the goal of safeguarding human health and the environment by promoting responsible management of cyanide used in gold mining.

The Company also announced today that Marigold mine in Nevada has been re-certified under the Cyanide Code.  Marigold is the first gold mine to undergo a second triennial Code audit and be found in full compliance.  In 2007, Marigold became the first gold mining operation in the world to be fully certified.  Along with Musselwhite and Marigold, Goldcorp’s El Sauzal mine in Mexico and Marlin mine in Guatemala have also been fully certified.

“Our highest priority is the health and safety of our employees and of the communities in which we operate,” said Chuck Jeannes, Goldcorp Chief Executive Officer.  “The certification of Musselwhite mine is another positive step forward in Goldcorp’s commitment to environmental stewardship and operating all of its mines responsibly and to the highest international standards.”

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
(604) 696-3074
Fax:  (604) 696-3001
Email:  info@goldcorp.com
Website:  www.goldcorp.com